FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange in relation to the results of Shareholders’ Meeting

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS´ MEETING OF BANCO FRANCES HELD ON APRIL 26, 2007, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

Item 1:	Appointment of two stockholders to approve and sign the minutes of the Stockholders’ Meeting, together with the chairman of the Stockholders’ meeting.

Messrs. Juan Duggan and Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders’ Meeting, together with the chairman.

This resolution was approved and obtained:

Votes in favor:	364,919,587	100.00%
Votes against:		0.00%
Abstentions:		0.00%

Item 2:	Consideration of the Directors’ Report, Annual Financial Statements, Report of the Fiscalization Committee and Auditors’ Report, for the fiscal year Number 132, ended December 31, 2006.

This resolution was approved and obtained:

Votes in favor:	364,813,817	100.00%
Votes against:		0.00%
Abstentions:		0.0290%

Item 3:	Approval of the performance of the Board of Directors and Fiscalization Committee.

This resolution was approved and obtained:

Votes in favor:	364,919,587	100.00%
Votes against:		0.00%
Abstentions:		0.00%

Item 4:	Consideration of the earnings/losses for the fiscal year Number 132, ended December 31, 2006. Earnings distribution in accordance to relevant authorizations.

RESOLVED, (i) the distribution of dividends in cash in the amount of argentine pesos 90,000,000 to be distributed in proportion to each shareholder’s nominal holdings equal to argentine pesos 0.1909363; (ii) apply to the Company’s Legal Reserve the amount of argentine pesos 82,063,978.18.

This resolution was approved and obtained:

Votes in favor:	364,819,587	100.00%
Votes against:		0.00%
Abstentions:		0.0274%

Item 5:	Consideration of compensation to be received by the members of the Board of Directors for fiscal year ended December 31, 2006.

RESOLVED, that the aggregate compensation paid or payable to the members of the Company’s Board of Directors for their services during the last fiscal year be hereby fixed at Ps 9,808,021.78

This resolution was approved and obtained:

Votes in favor:	364,919,587	100.00%
Votes against:		0.00%
Abstentions:		0.00%

Item 6:	Consideration of the compensation to be received by the members of the Fiscalization Committee for the fiscal year ended December 31, 2006.

RESOLVED, that the aggregate compensation for their services during the last fiscal year be hereby fixed at Ps 21,235.50

This resolution was approved and obtained:

Votes in favor:	364,919,587	100.00%
Votes against:		0.00%
Abstentions:		0.00%

Item 7:	Establishment of the number of Directors and, if necessary, ensuing election of new directors, for a three-year period.

RESOLVED: (i) the Board of Directors shall consist of 5 regular directors and 2 alternate directors; (ii) Mr. Marcelo Gustavo Canestri, who does not fulfill the independence requirement under the provisions of the national securities commission and of the Sarbanes-Oxley act, to be reelected as permanent member; (iii) Mr. Javier José D’Ornellas, who fulfills the independence requirement under the provisions of the national securities commission and the sarbanes-oxley act, to be reelected as permanent member; and (iv) Mr.José Carlos Plá Royo, who fulfills the independence requirement under the provisions of the Sarbanes-Oxley Act and does not fulfills it under the provisions of the national securities commission, shall be appointed as regular director.

This resolution was approved and obtained:

Votes in favor:	364,819,576	99.9726%
Votes against:	100,000	0.0274%
Abstentions:	11	0.0000%

Item 8:	Election of three permanent and three alternate statutory auditors (síndicos) to constitute the Fiscalization Committee during the present fiscal year.

Fiscalization Committee is composed by three permanent statutory auditors and three alternate statutory auditors, who are independents in accordance to the National Securities Commission (Comisión Nacional de Valores) standards. Messrs. Mario Rafael Biscardi, Carlos Roberto Chiesa and Alejandro Mosquera were elected to serve as permanent members and Mr. Osvaldo Pablo Alejandro Jofré, Mrs. Julieta Paula Pariso and Mrs. Paola Lorena Rolotti were elected to serve as alternate members.

This resolution was approved and obtained:

Votes in favor:	364,919,587	100.00%
Votes against:		0.00%
Abstentions:		0.00%

Item 9:	Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year N° 132 ended December 31, 2006. Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant -Deloitte & Co- for auditing the Financial Statements for the fiscal year ended December 31, 2006, was set at Ps. 1,386,000.

In connection with the appointment of the independent accountant to audit the 2007 Annual Financial Statements, Deloitte & Co was appointed as independent accountant in the person of one of its partners, Dr. Carlos Bernardo Srulevich.

This resolution was approved and obtained:

Votes in favor:	364,919,587	100.00%
Votes against:		0.00%
Abstentions:		0.00%

Item 10:	Budget for advisory services of the Audit Committee.

The budget for the Audit Committee to obtain advisory services was set at Ps. 100,000, in accordance to Decree 677/2001.

This resolution was approved and obtained:

Votes in favor:	364,919,576	100.00%
Votes against:		0.00%
Abstentions:	11	0.0000%

Item 11:

Amendment to the Terms and Conditions of the Global Program of Negotiable Obligations (“Programa Global de Emisión de Obligaciones Negociales”) for an amount of up to three hundred million United States Dollars (US$ 300,000,000) and the Corporate Bonds to be issued as a result. Terms of maturity for the classes, series and/or tranches to be issued under the Program. Characteristics of the interest rates to be accrued by the Corporate Bonds and applicable interest periods. Characteristics of the securities to be offered and destination of the funds resulting from their placement. Delegation to the Board of Directors of the authority to determine all conditions of the Program and the classes, series and tranches of Corporate Bonds to be issued as a result within the maximum authorized amount, including but not limited to determine the moment, currency, price, form and conditions of payment and placement and to request, or not to request, authorization for the public offer of the Corporate Bonds in Argentina from the National Securities Commission and/or any relevant authorities of other jurisdictions, including the Securities and Exchange Commission of the United States of America, and authorization for the listing thereof at the Buenos Aires stock exchange, any foreign stock exchanges or other regular or over-the-counter stock exchanges in the country or abroad. Authorization for the Board to sub delegate its own or other delegate powers to one or more Directors or Managers of the Corporation.

RESOLVED:

(i) approve the above resolutions and any additional one that may be required, at the discretion of the Board of Directors’, in order for BBVA Banco Francés to have an adequate Program that may be used for the issuance of one or more classes of Corporate Notes. These would be issued in accordance with the above terms and all the other Program features, as approved by the Special Shareholders’ Meeting held on July 5, 2003.

(ii) Entrust to the Board of Directors’ with wide authority, so that, pursuant to applicable regulations, it may:

a) determine all terms and conditions of the Program and any and all classes, series and tranches of the Corporate Bonds to be issued under this Program. These Corporate Bonds shall be issued up to a maximum amount of US$300,000,000 in circulation authorized by the Shareholders’ Meeting at any time. This shall include the possibility of issuance and new issuance of series in circulation up to that amount, including, without limitation, a decision about the date, currency, price, format and payment terms and placement, legal and contractual formalities, applicable law, types and kinds of interest rate, and any further considerations for the issuance or supply of funds pursuant to these Corporate Notes, interest periods, terms, repurchase and/or redemption, etc., and,

b) determine whether there is a need for filing or not, of an application for authorization of a public offer of Corporate Bonds in Argentina from the CNV (Comisión Nacional de Valores – Argentine Securities Committee) and/or any competent authorities in connection with other jurisdictions, including the Securities Exchange Commission of United States of America, and the listing on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), foreign stock exchanges and/or other secondary market stock exchanges in Argentina and/or abroad,

c) authorize the Board of Directors’ to transfer its own and/or delegated authority to one or more Bank Directors or Managers.

This resolution was approved and obtained:

Votes in favor:	364,913,574	99.9984%
Votes against:	6,002	0.0016%
Abstentions:	11	0.0000%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 2, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer